1(212) 318-6542

JoyGallup@paulhastings.com

November 23, 2021

Jeff Gordon

John Cash

Bradley Ecker

Jay Ingram

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jaguar Global Growth Corporation I
Registration Statement on Form S-1
Filed October 25, 2021
File No. 333-260483

Ladies and Gentlemen:

We are submitting this letter on behalf of Jaguar Global Growth Corporation I (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated November 12, 2021, relating to the Company’s Registration Statement on Form S-1 (File No. 333-260483) filed on October 25, 2021 (the “Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith.

Form S-1 Filed October 25, 2021

Capitalization, page 91

1.	Please enhance your disclosure to show clearly how you determined each "as adjusted" amount in the notes to your capitalization table, including any significant estimates and/or assumptions used to determine such amounts. Your current notes are not descriptive enough to enable investors to calculate the amounts you present.

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on page 89 of Amendment No. 1 to clarify the “as adjusted” amounts in the notes to the capitalization table, including enhancing the disclosure regarding the significant estimates and assumptions used to determine such amounts.

Jeff Gordon

John Cash

Bradley Ecker

Jay Ingram

November 23, 2021

Financial Statements, page F-1

2.	Please include interim financial statements for the period ended September 30, 2021. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company advises the Staff that Amendment No. 1 includes interim financial statements as of and for the period ending September 30, 2021 and similarly updated financial information throughout the filing.

3.	You disclose on page F-11 that you issued 5,750,000 Class B ordinary shares on April 13, 2021, and up to 750,000 shares are subject to forfeiture by the sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. In this regard, we note the following:
•	You state on page F-3 that the number of Class B ordinary shares excludes an aggregate of up to 750,000 shares subject to forfeiture. We note there are 5,750,000 shares issued and outstanding per the face of your balance sheet; and
•	You state on page F-4 that the weighted average number of Class B ordinary shares outstanding includes an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture. We note the weighted average number of Class B ordinary shares outstanding, per the face of your income statement, is 5,000,000 shares.

It appears to us that your balance sheet actually includes an aggregate of up to 750,000 shares subject to forfeiture, while your income statement actually excludes an aggregate of up to 750,000 shares subject to forfeiture. Please advise or revise your disclosure accordingly.

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure accordingly on pages F-3 and F-4 of Amendment No. 1, so that the balance sheets include an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture, and the statements of operations exclude an aggregate of up to 750,000 Class B ordinary shares subject to forfeiture.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at 1 (212) 318-6542.

We thank you in advance for your assistance.

Jeff Gordon

John Cash

Bradley Ecker

Jay Ingram

November 23, 2021

Sincerely,

Joy K. Gallup

for PAUL HASTINGS LLP

cc:

Michael L. Fitzgerald

Paul Hastings LLP

Gary R. Garrabrant

Jaguar Growth Partners

Stephen P. Alicanti

DLA Piper LLP (US)